Exhibit 10.6
April 27, 2007
Andrew P. Keenan
12 Stop River Road
Norfolk, MA 02056
Dear Andrew:
We are delighted to offer you a position at Carbonite and hope you’ll decide to join us. This Offer and Employment Agreement confirms the terms of our offer and your employment:

Position:	CFO & VP Finance & Administration

Status:	Full-time, Regular, Exempt

Reporting to:	David Friend, President & CEO

Compensation:	Base salary (annualized) of $200,000, which is $8,333.34 semi-monthly, paid in accordance with the Company’s normal payroll procedures. You should note that Carbonite may modify salaries and benefits from time to time as it deems necessary, subject to the Severance Arrangement outlined in the Employment Agreement for Termination Without Cause or Constructive Termination.

All forms of compensation which are referred to in this offer letter are subject to reduction to reflect applicable withholding and payroll taxes.

Bonus	You will be eligible for an annual management bonus opportunity equal to 30% of your base salary. This incentive payment will be based upon the achievement of management objectives to which we mutually agree and you must be employed by the Company at the time bonuses are paid in order to receive a bonus. The management bonus plan is subject to the approval of the Company’s Compensation Committee of the Board.

Benefits	Appendix A

Stock Options	Options on 27,500 shares of Carbonite common stock

vested over four years with 25% vested at your first year employment anniversary and, thereafter, 6.25% each quarter for the next three years; the exercise price of the options is $2/sh, as voted by Carbonite’s Board of Directors on April 11,2007. Option levels will be reviewed after “recharging” of options pool within next 12 months.

Change of Control	In the event of a Change of Control (as defined below), 50% of your unvested options will vest immediately.

If you are terminated by the Company or the Buyer, as applicable, without cause or resign for Constructive Termination on or prior to the first anniversary of a Change of Control, or are not employed by the Company or the buyer upon a change of control, then 100% of your options shall vest immediately and you shall receive six months salary and benefits as severance. Your employment with the buyer must be on substantially similar terms with respect to base salary and job responsibilities and at a principal office location within 30 miles of Boston, Massachusetts

“Change of Control” shall mean the occurrence of any of the following events: (1) the sale, lease or other disposition of all or substantially all of the assets of the Company or (2) an acquisition of the Company by another corporation or entity by consolidation, merger or other reorganization that results in a change of financial control of the company.

Constructive Termination	Constructive Termination shall be deemed to occur if you choose to terminate your employment within 30 days following the occurrence of one or more of the following events (1) a material reduction of base salary;* or (2) the relocation of your principal office location to a facility or location more than 30 miles from Boston; (3) required travel is more than 40% of time in any six month period, or more than 60% in any month period; (4) requirement to relocate from your current place of residence.

Severance Arrangement	During the first 12 months of employment, you will receive three months of salary and fringe benefits (as defined below) if you are terminated by the Company for any reason other than “cause” (as defined below) or if Constructive Termination occurs;

After 12 months of employment, you will receive six months of salary and fringe benefits (as defined below), if you are terminated by the Company

*	Immaterial reductions include fluctuations due to prorated pay periods, etc. A reduction in excess of $1,000 to annual salary would be considered material.

for any reason other than (1) “cause” (as defined below) or if Constructive Termination occurs; except if your position is eliminated by the company due to reorganization related to the adverse financial condition of the Company. If the termination is due to the Adverse Financial Condition of the company, than you will receive three months salary and fringe benefits. Adverse Financial Condition would occur if the company is significantly underperforming and is in danger of insolvency unless significant cost reductions are implemented throughout the company.

“Fringe Benefits” — the Company will continue to make available to you all insurance, 401(k) plan and similar benefits in which you participated during your employment, and will continue to make contributions and payments on fringe benefits at the same rates it did during your employment.

“Cause” shall mean (1) Willful and continued failure to substantially perform the duties and obligations of position with the Company; (2) Conviction of, or plea of nolo contendere or guilty to; a felony under the laws of the United States or any State, excluding felonies for minor traffic violation and vicarious liability (so long as you did not know of the felony and did’ not willfully violate the law) (3) Proven act of fraud, theft, embezzlement or other material dishonesty taken by you which was intended to result in substantial gain or personal enrichment at the expense of the Company; (4) violation of a federal or state law or regulation applicable to the Company’s business which violation was or is reasonably likely to be injurious to the Company, excluding violations made in good faith and upon advice of the Company’s CEO, counselor directive of the Board.

Expected Start Date:	April 27, 2007
Please bring your Social Security Card on your first day. We will make a copy of your card and it will be kept in your employee file for payroll purposes.
Please understand that your employment with Carbonite is for no specified period and constitutes “at-will” employment. As a result, you are free to resign at any time, for any reason or for no reason, with or without notice. Similarly, Carbonite is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. If however you are terminated without cause as defined above or if constructive termination occurs, you will receive the Severance Arrangement outlined above.

For purposes of federal immigration law, you will be required to provide to Carbonite documentary evidence of your identity and eligibility for employment in the United States (see the enclosed copy of Form 1-9 for a description of acceptable forms of documentary evidence). Such documentation must be provided to Carbonite within three (3) business days of your date of hire, or our employment relationship with you may be terminated for cause.
Like all Carbonite employees, you will be required, as a condition of your employment with Carbonite, to sign the Company’s Non-Competition and Non-Disclosure Agreement, two copies of which are included with this offer letter. Please sign one copy and return it with this letter, retaining the other copy for your files.
We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed.
You agree that, during the term of your employment with Carbonite, you will not engage in any other employment, occupation,’ consulting or other business activity directly related to the business in which Carbonite is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to Carbonite.
To indicate your acceptance of this offer and employment agreement, please sign and date the attached Acceptance and Acknowledgement. A duplicate original is enclosed for your records. This letter, along with the Carbonite Non-Competition and Non-Disclosure Agreement, set forth the terms of your employment with Carbonite and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by the President and CEO or Chief Financial Officer of Carbonite and by you.
We are excited to welcome you to the Carbonite team and look forward to a mutually beneficial relationship.
Sincerely,

CARBONITE, INC.
/s/ David Friend
David Friend
President & CEO
Enclosures

ACCEPTANCE AND ACKNOWLEDGMENT
I accept this Offer and Employment Agreement from Carbonite as set forth in the offer letter dated April 27, 2007. I understand and acknowledge that my employment with Carbonite is for no particular duration and is at-will, meaning that I, or Carbonite, may terminate the employment relationship at any time, with or without cause and with or without prior notice, subject to the Severance Arrangement outlined in the Employment Agreement for Termination Without Cause or Constructive Termination.
I understand and agree that the terms and conditions set forth in the offer letter represent the entire agreement between Carbonite and me superseding all prior negotiations and agreements, whether written or oral. I understand that the terms and conditions described in the offer letter, along with the Carbonite Non-Competition and Non-Disclosure Agreements are the terms and conditions of my employment. No one other than Carbonite’ President and CEO or Chief Financial Officer is authorized to sign any employment or other agreement which modifies the terms of the offer letter and Carbonite’ Non-Competition and Non-Disclosure Agreement, and any such modification must be in writing and signed by either such executive. In addition, I understand that any promotion, increase in compensation and/or offer regarding other positions must be in writing and signed by my manager and the appropriate individual in the Human Resources Department. I understand that Carbonite may modify salary and benefits as well as other plans and programs from time to time as it deems necessary, subject to the Severance Arrangement outlined in the Employment Agreement for Termination Without Cause or Constructive Termination..
Signature: /s/ Andrew Keenan

Printed Name: Andrew Keenan
Date:4/27/07

Appendix A

Benefits:	Carbonite currently offers health insurance to all full time employees, on a cost share basis.

HMO Enhanced Value
Cost per pay period
Family $156.68
Individual $59.74

HMO Value Plus
Cost per pay period
Family $127.37
Individual $48.50

Vacation Days:	Fifteen (15) days per year on an accrual basis of five (5) hours per pay period; employees may only carry over up to five (5) accrued vacation days (40 hours) into the following year, unless approved by an officer of Carbonite.

Holidays	You will be eligible for all paid holidays as offered to all employees of Carbonite.
All benefits are subject to change at the discretion of the Company.